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                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                   FORM U-33-S

               ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES




                        Filed under Section 33(e) of the

             Public Utility holding Company Act of 1935, as amended
                   For the Fiscal Year Ended March 31, 2002



              Filed pursuant to the Public Utility Holding Company

                                 Act of 1935 by

                               Scottish Power plc
                            (Name of filing Company)

                                 1 Atlantic Quay
                                 Glasgow G2 8SP
                                   Scotland UK

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         Scottish Power plc, an entity organized in Scotland ("ScottishPower"), hereby files with the Securities and Exchange Commission ("Commission"), pursuant to section 33(e) of the Public Utility Holding Company Act of 1935 ("Act") and Rule 57(b) of the implementing regulations thereunder, 17 C.F.R. ss. 250.57(b) (1996), this Annual Report Concerning Foreign Utility Companies covering the preceding fiscal year ended March 31, 2002. ScottishPower is a registered holding company that indirectly holds 100% of the voting securities of PacifiCorp, a United States public utility company. ScottishPower is an associate company of each of (1)Scottish Power UK plc ("SPUK") and(2)SP Manweb plc ("Manweb"), each a foreign utility company.

         SPUK is a public limited company organized under the laws of Scotland. SPUK's subsidiaries' activities span the generation, transmission, distribution, trading and supply of electricity, and gas supply. ScottishPower owns 100% of SPUK.

         ScottishPower acquired Manweb in 1995. Manweb is a public limited company organized under the laws of England and Wales. Manweb is a regional electricity company that engages in distribution of electricity in England and Wales. Manweb is also a major supplier of natural gas in the United Kingdom but neither owns nor operates natural gas distribution facilities. ScottishPower owns 100% of Manweb.

         Each foreign utility company identified in this Form U-33-S derives no part of its income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale (or the distribution at retail of natural or manufactured gas for heat, light or power) within the United States. None of the foreign utility companies identified in this Form U-33-S, nor any subsidiary company of any of them, is or will be a public utility company operating in the United States. 15 USCA ss.79z-5b(a)(3) (1997 Supp.).

Item 1
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A.   Name, location and business address of each foreign utility company:

        SPUK                       SP Manweb plc
        1 Atlantic Quay            Manweb House, Kingsfield Court,
        Glasgow G2 8SP             Chester Business Park, Wrexham Road
        Scotland UK                Chester, United Kingdom CH4 9RF

B. Description of the facilities utilized for the generation, transmission and distribution of electric energy for sale:

         (1) During 2001/02, the UK businesses were restructured in accordance with the Utilities Act 2000, whereby the businesses owned by SPUK were transferred to wholly owned subsidiary companies. SPUK subsidiaries own and operate generation, transmission and distribution assets and serve approximately
1.9 million customers in Scotland and approximately 3.5 million customers across Scotland, England and Wales. SPUK's major subsidiaries are organized into two divisions. The UK Division comprises Scottish Power Generation Limited ("SPEGL"), ScottishPower Energy Trading Limited ("SPETL"), ScottishPower Energy Trading (Agency) Limited ("SPETAL") and ScottishPower Energy Retail

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Limited ("SPERL"). The Infrastructure Division comprises SP Distribution Limited
(SPDL"), SP Transmission Limited ("SPTL"), Manweb and SP Power Systems Limited ("SPPSL"). SPUK also has other subsidiary companies.

         SPEGL owns and operates generating stations. The company owns more than 4,500 MW of generation capacity, after taking into account contractual obligations, consisting of coal, gas, hydro and wind power resources. The company does not own any nuclear generating stations

         SPETL and SPETAL are responsible for energy trading operations. In addition to the generation capacity referred to above, SPETL and SPETAL have access to additional generation under contract. Medium and short-term contractual arrangements are used to complete energy purchase requirements and to sell generation output into the electricity market in Scotland and, through the interconnectors, to England & Wales and Northern Ireland.

         SPERL is responsible for the sales and marketing of electricity, gas and related products to customers within ScottishPower's and Manweb's respective franchise areas and to the competitive market throughout the rest of the U.K. SPERL sells energy to 3.5 million customers throughout Scotland, England & Wales and manages the associated customer service, billing and income collection.

         The Infrastructure Division is responsible for the distribution and transmission network in the ScottishPower franchise area and the distribution network in the Manweb franchise area. It currently operates 65,590 kilometers of underground cables and 50,043 kilometers of overhead lines.

         (2) Manweb is the regional electricity company in northwest England and north Wales. Manweb serves approximately 1.4 million electricity customers. Manweb covers 12,200 square kilometers in Merseyside, Cheshire and north and mid-Wales

C.   Identification of system companies holding an interest in the FUCO(s):


         (1) SPUK is a direct, wholly-owned subsidiary of ScottishPower.

         (2) Manweb is a direct, wholly-owned subsidiary ScottishPower Investment Limited ("SIL"). SIL, is a wholly-owned subsidiary of SPUK.

         For the fiscal year ended March 31, 2002, there was no debt or other financial obligation of SPUK or Manweb for which there was recourse directly or indirectly to PacifiCorp, nor was there any direct or indirect guarantee of any security of SPUK or Manweb by PacifiCorp.

Item 3
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     For the fiscal year ended March 31, 2002, there were no service, sales or construction contracts between any of SPUK or Manweb on the one hand, and PacifiCorp or ScottishPower on the other hand.

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Exhibit A
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     Exhibit A sets forth an organizational chart showing the relationship of each of the foreign utility companies described in this Form U-33-S to ScottishPower as at March 31, 2002.

Signature
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     The undersigned company has duly caused this Annual Report to be signed on its behalf by the undersigned officer thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of the undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.


Dated: August 15, 2002.

                                   Scottish Power plc

                                        /s/ David T. Nish
                                   By:  --------------------------
                                        David T. Nish
                                        Finance Director

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                                  ScottishPower
                                   Form U-33-S
                                    Exhibit A
                                   Page 1 of 1

                                  ScottishPower
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                                      SPUK
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                                       SIL
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                                     Manweb